Exhibit 12.1

Pregis Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,						Nine Months Ended September 30,
	2001		2002	2003	2004		2004	2005
Earnings:
Pretax income (loss) from continuing operations	$(4,464)		$31,649	$27,803	$28,445		$19,238	$(6,633)
Fixed charges	20,005		12,636	11,953	9,935		7,156	7,795

Earnings	15,541		44,285	39,756	38,380		26,394	1,162

Fixed charges
Interest expense	13,838		6,676	5,786	4,433		2,917	3,068
Capitalized interest	500		429	354	61		57	433
Interest component of rental expense	5,667		5,531	5,813	5,441		4,182	4,294

Total fixed charges	20,005		12,636	11,953	9,935		7,156	7,795

Ratio of earnings to fixed charges	0.8	*	3.5	3.3	3.9		3.7	0.1	*

PRO FORMA DISCLOSURE:
Earnings:
Pretax income (loss) from continuing operations					$(5,277)			$(32,370)
Fixed charges					45,140			33,967

Earnings					39,863			1,597

Fixed charges:
Interest expense					39,638			29,728
Capitalized interest					61			57
Interest component of rental expense					5,441			4,182

Total fixed charges					45,140			33,967

Ratio of earnings to fixed charges					0.9	*		0.0	*

*	Earnings were insufficient to cover fixed charges by $4,464 for the year ended December 31, 2001, $6,633 for the nine months ended September 30, 2005, $5,277 for the pro forma year ended December 31, 2004, and $32,370 for the pro forma nine months ended September 30, 2005. Accordingly, the ratio of earnings to fixed charges was less than 1:1.